Exhibit 12

Select Medical Holdings Corporation

Ratio of Earnings to Fixed Charges

(unaudited)

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
Pre-tax income from operations before adjustments for non-controlling interests in consolidated subsidiaries or earnings (loss) from equity investees	$235,845	$195,325	$196,753	$191,621	$160,791

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	94,950	87,364	85,446	112,816	170,081

Capitalized interest	153	242	381	2,434	2,938

Rentals:
Buildings - 33% (A)	40,973	40,815	42,460	55,428	74,436

Office and other equipment - 33% (A)	14,577	13,513	13,341	14,832	13,045

Total fixed charges	$150,653	$141,934	$141,628	$185,510	$260,500

Pre-tax income from operations before adjustment for non-controlling interests in consolidated subsidiaries or earnings (loss) from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries less capitalized interest	$386,345	$337,017	$338,000	$374,697	$418,353

Ratio of earnings to fixed charges	2.56	2.37	2.39	2.02	1.61

(A) The Company uses 33% to estimate the interest on its rentals.  This percentage is a reasonable approximation of the interest factor.